1900 K Street NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 212 261 3333 Fax www.dechert.com william J. bielefeld william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

December 2, 2024

VIA EDGAR

Karen Rossotto

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	MA Specialty Credit Income Fund (the “Fund”)
File No. 811-23978; 333-280620

Dear Ms. Rossotto:

We are writing in response to comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on October 28, 2024 and October 29, 2024, regarding the Fund’s submission of pre-effective amendment no. 1 to its registration statement on Form N-2 that was filed with the SEC on August 27, 2024 (the “Registration Statement”) and correspondence filed with the SEC on August 27, 2024 (the “Prior Correspondence”). The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

Each of the Staff’s comments is presented below and each comment is followed by the applicable response. Undefined capitalized terms used herein have the same meaning as in the Registration Statement.

GENERAL

1.	Comment: Please provide an update on the anticipated timing of any exemptive applications or requests for exemptive relief.

Response: On October 8, 2024, SEC granted an exemptive order to the Fund and the Adviser allowing the Fund to issue multiple classes of shares (File No. 812-15603). Additionally, on July 23, 2024, the Fund, the Adviser and certain of their affiliates submitted an exemptive application seeking relief with respect to co-investments (File No. 812-15604). The Fund does not anticipate making any other applications for exemptive relief from the SEC or requests for no-action assurance from the Staff.

PROSPECTUS

General

2.	Comment: In an appropriate place in the prospectus, please include (1) a more detailed description of the transfer of assets from private funds managed by the Adviser to the Fund and (2) the full schedule of investments, the total net asset value of the Fund and the share ownership table required by Form N-2.

Response: The disclosure has been revised accordingly.

Investment Objective, Opportunities and Strategies

3.	Comment: The disclosure states, “The Adviser analyzes a broad group of specialty credit and asset-based finance segments, spanning consumer Loans, commercial Loans and Loans with specialized collateral, and seeks to select the best opportunities within the various segments of the asset-based finance market.” Please qualify this statement to indicate that the Adviser believes these are the best opportunities within the various segments of the asset-based finance market.

Response: The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Investment Objectives, Policies and Risks

4.	Comment: Following up on Comment 33 of the Prior Correspondence, please delete the second and fourth bullet points under Involuntary Repurchases and Mandatory Redemptions.

Response: The disclosure has been revised accordingly.

Investment Restrictions

5.	Comment: Please elaborate on the response to Comment 34 of the Prior Correspondence with more specificity as to how the Fund’s Fundamental Investment Restriction #4 is consistent its principal investment strategies, or revise Fundamental Investment Restriction #4 to state directly that the Fund may make loans in accordance with its principal investment strategies.

Response: Fundamental Investment Restriction #4 has been revised as follows:

(4) Make loans to other persons, except to the extent permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time ~~except that (i) the Fund will not be deemed to be making a loan to the extent that the Fund makes debt investments in accordance with its stated investment strategies; (ii) the Fund may take short positions in any security or financial instrument; and (iii) the Fund may lend its portfolio securities in an amount not in excess of 331/3% of its total assets, taken at market value, provided that such loans shall be made in accordance with applicable law~~; and

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3386.

Sincerely,

/s/ William Bielefeld
William Bielefeld

cc:	Jay Williamson, U.S. Securities and Exchange Commission
Tony Burak, U.S. Securities and Exchange Commission
Matthew Barsamian, Esq, Dechert LLP

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